TRADEHOLD

Group Interim Results

for the six months to 31 August 2005


05012463






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TRADEHOLD
LIMITED

(Registration number 1970/009054/06)
JSE share code: TDH ISIN: ZAE000026902



"Tradehold is an investment holding company with interests centred mainly in the listed UK retailing group Instore plc (previously known as Brown & Jackson plc) in which it holds a controlling share of 53,6%, and in wholly-owned Tradegro (UK), which holds a portfolio of mainly retail buildings through Moorgarth Group Ltd. Tradehold's results are largely determined by the achievements of Instore plc."

OPERATING REVIEW

Instore plc

The review period was one of continuing development and transformation of the business. To reflect this transformation from the Poundstretcher brand to ...instore, the name of the company was changed at the end of July to Instore plc.

It operates two retail discount chains – the original Poundstretcher and the more modern, value-driven ...instore, developed since the appointment of the current management team in 2002. Poundstretcher stores are being systematically converted to the ...instore format while all new outlets trade under that name. During the review period 25 stores were converted while eight new outlets were opened. The total number of ...instore outlets has grown to 120. Results from converted stores continue to exceed expectations.

The company completed the move to its purpose-built head office and 35 000 m² distribution centre at Huddersfield. The new facility, replacing four outdated centres, has greatly increased handling capacity at peak times and enables staff to respond swiftly to store demands. Its capacity also allows for a major increase in the future number of stores.

However, the changeover to the new distribution centre unavoidably affected sales and profit performance in the first quarter while slowing the stock-build for the April/May trading period. The period's shortfall in profit was incurred in the first quarter. Once the distribution centre was fully operational, like-for-like sales started to improve as did profitability compared to the corresponding period.

During the review period gross margins grew 1,9%, and this positive trend continued in the first seven weeks of the second half of the year. Like-for-like sales during these seven weeks were broadly level against strong 2004 comparatives.

In addition to the £4,0 million operating loss – some of it a direct result of the adoption of International Financial Reporting Standards – Instore plc also suffered exceptional losses of £3,3 million. It ended the period with net cash of £1,6 million.

Tradegro (UK)

Although it operates as a standalone business, an important function of Tradehold's property division is to support its retail interests by sourcing and acquiring suitable sites for Instore plc.

When Your More Store (YMS) ceased trading in September 2004, the division was left with a number of vacant properties in a poor state of repair. Most of these have since been extensively refurbished and are being let to good-quality tenants, substantially improving the net asset value of the portfolio. Management is far advanced in negotiations with tenants for those properties still unlet. These are all expected to be let by the end of the financial year.

Taking into consideration the new acquisitions and a revaluation amounting to about £1,8 million in terms of International Financial Reporting Standards, the value of the property portfolio at the end of the review period was £22,7 million.

COMMENTS ON THE RESULTS

Basis of preparation

The group has adopted International Financial Reporting Standards (IFRS) for the year ending 28 February 2006. The interim results have been prepared and presented in accordance with IAS 34 – Interim Financial Reporting. Comparative figures have accordingly been restated, except as set out below.

The financial statements for the year ending 28 February 2006 will be the group's first consolidated IFRS-compliant financial statements and hence IAS 1 – First Time Adoption of International Financial Reporting, has been applied in preparing this interim report.

An explanation of how the transition to IFRS has affected the group's accounting policies is provided below.

Share-based payments (IFRS 2)

Under IFRS 2, the charge recognised in the income statement for share options, long-term incentive plans and other share-based payments will be based on the "fair value" of the awards, calculated using an option-pricing model. This contrasts with the group accounting policy for 2005, where the charge recognised was based on the "intrinsic value" of awards, being the difference between the market value of the shares at the date of the award and the option exercise price.

In accordance with the transitional provisions of IFRS 2, the group has applied the fair value model to all grants of equity instruments after 7 November 2002 that had not vested at 1 January 2005. For equity-settled share-based payments, the fair value determined at the date of grant is expensed through the income statement on a straight-line basis over the vesting period, based on the group's estimate of the number of shares that will eventually vest.

Deferred taxation (IFRS 12)

Immaterial differences between UK Generally Accepted Accounting Practice (UK GAAP) and SA Generally Accepted Accounting Practice (SA GAAP) were brought into account to bring the group's accounting treatment in line with IFRS.

Financial instruments (IFRS 39)

The group has previously applied AC 133 – Financial Instruments: Recognition and Measurement, under SA GAAP, but with effect from 1 March 2005 hedge accounting is applied. In accordance with IFRS 1 the group has elected not to restate comparative information for this change, resulting in an adjustment to ordinary shareholders' equity on 1 March 2005 in respect of certain financial instruments.

Leases (AC 415)

Immaterial differences between UK GAAP and SA GAAP were brought into account to bring the group's accounting treatment in line with IFRS.

Cash and cash equivalents

Historically the figure shown for cash and cash equivalents was the total of bank statement balances together with any cash balances. Uncredited lodgements relating to cheques and credit card deposits were shown in accounts receivable and unpresented cheques were shown in creditors. The figures shown for cash and cash equivalents were restated such that uncredited lodgements and unpresented cheques are now included.

Exceptional items

Exceptional items consist of provisions by Instore plc of £2,9 million for store closure costs and £0,4 million for relocation costs less an £0,5 million receipt by Tradegro (UK) from the liquidator of The Famous Brunswick Warehouse, a retail discount chain previously owned by Tradehold.

OUTLOOK

The results achieved in the first six months largely reflect the highly cyclical nature of British retailing. As in the past, the outcome for the year will depend largely on Instore's November/December trading performance. However, the Board is confident that the substantial investment in improved distribution facilities will stand the Group in good stead in the run-up to the peak Christmas trading period.

REPORTING CURRENCY

As the operations of Tradehold's subsidiaries are conducted in pound sterling and because of the distortion caused by the fluctuating value of the rand, the company is reporting its results in the former currency. Rand equivalents are provided to comply with regulatory requirements.

C Moore	**G Bernard**
Director	*Director*

Luxemburg
19 October 2005



GROUP INCOME STATEMENT

Unaudited				Unaudited		
12 months to	6 months to			6 months to		12 months to
28/02/05	31/08/04	**31/08/05**		**31/08/05**	31/08/04	28/02/05
Restated	Restated				Restated	Restated
£'000	£'000	**£'000**		**R'000**	R'000	R'000
276 094	126 894	**120 333**	Revenue	**1 430 141**	1 501 889	3 175 209
14 304	(2 028)	**(2 323)**	Operating loss	**(27 470)**	(23 183)	156 670
1 441	643	**542**	Net interest received	**6 412**	7 527	16 402
15 745	(1 385)	**(1 781)**	Loss before exceptional items	**(21 058)**	(15 656)	173 072
648	(304)	**(2 842)**	Exceptional items	**(32 715)**	(3 641)	6 876
16 393	(1 689)	**(4 623)**	Loss before taxation	**(53 773)**	(19 297)	179 948
3 562	(663)	**(253)**	Taxation	**(3 319)**	(7 854)	39 236
12 831	(1 026)	**(4 370)**	Loss after taxation	**(50 454)**	(11 443)	140 712
			Attributable to:			
3 950	(1 216)	**(2 630)**	Minority interest	**(30 565)**	(14 088)	42 410
4 141	(1 050)	**(1 130)**	Resulting from normal activities	**(13 219)**	(12 095)	44 920
(191)	(166)	**(1 500)**	Resulting from exceptional items	**(17 346)**	(1 993)	(2 510)
8 881	190	**(1 740)**	Ordinary shareholders	**(19 889)**	2 645	98 302
12 831	(1 026)	**(4 370)**		**(50 454)**	(11 443)	140 712
pence	pence	**pence**	Earnings per share	**cents**	cents	cents
2,3	0,1	**(0,1)**	– before exceptional items	**(1,3)**	1,2	25,6
2,6	0,1	**(1,3)**	– after exceptional items	**(5,7)**	0,8	28,3
1,2	(0,3)	**(0,4)**	– headline earnings	**(4,8)**	(3,5)	12,4
347 330	347 330	**347 330**	Number of shares for calculation of earnings per share ('000)	**347 330**	347 330	347 330

28/02/05	31/08/04	**Reconciliation of previously reported results to restated figures**	31/08/04	28/02/05
£'000	£'000		R'000	R'000
9 200	289	Profit attributable to ordinary shareholders as previously reported under SA GAAP	3 838	101 946
		Restatements for IFRS		
(110)	(9)	Leases	(103)	(1 244)
(225)	(90)	Share-based payments	(1 090)	(2 588)
16	–	Taxation	–	188
8 881	190	Restated profit attributable to ordinary shareholders	2 645	98 302



GROUP BALANCE SHEET

Unaudited 28/02/05 Restated £'000	Unaudited 31/08/05 £'000		Unaudited 31/08/05 R'000	Unaudited 28/02/05 Restated R'000
69 480	**64 621**	Non-current assets	**747 148**	775 471
53 897	**61 884**	Property, plant and equipment	**715 503**	601 550
13 681	**2 737**	Investments	**31 645**	152 693
1 902	**–**	Deferred taxation	**–**	21 228
74 695	**79 391**	Current assets	**917 918**	833 667
39 734	**37 505**	Inventories	**433 633**	443 471
9 449	**16 423**	Accounts receivable	**189 882**	105 459
25 512	**25 463**	Cash and cash equivalents	**294 403**	284 737
144 175	**144 012**	Total assets	**1 665 066**	1 609 138
63 030	**61 494**	Ordinary shareholders' equity	**710 984**	703 471
12	**12**	Preference share capital	**144**	144
22 711	**20 118**	Minority interest	**232 608**	253 477
16 805	**23 525**	Non-current liabilities	**271 996**	187 561
4 300	**9 650**	Long-term loans	**111 573**	47 992
513	**913**	Deferred taxation	**10 556**	5 726
11 992	**12 962**	Provisions	**149 867**	133 843
41 617	**38 863**	Current liabilities	**449 334**	464 485
1 156	**–**	Short-term loans	**–**	12 906
40 461	**38 863**	Other current liabilities	**449 334**	451 579
144 175	**144 012**	Total equity and liabilities	**1 665 066**	1 609 138

28/02/05 £'000	**Reconciliation of previously reported results to restated figures**	28/02/05 R'000
63 993	Ordinary shareholders' equity as previously reported under SA GAAP	714 215
	Restatements for IFRS	
(900)	Leases – opening retained income adjustment	(11 123)
(110)	Leases – income statement impact	(1 244)
–	Leases – exchange rate adjustments	1 093
150	Share-based payments – raising opening equity balance	1 848
(150)	Share-based payments – opening retained income adjustment	(1 848)
(225)	Share-based payments – income statement impact	(2 588)
225	Share-based payments – raising equity balance	2 588
31	Taxation – opening retained income adjustment	393
16	Taxation – income statement impact	188
–	Taxation – exchange rate adjustments	(51)
63 030		703 471

SUPPLEMENTARY INFORMATION

Unaudited: 6 months to 31/08/04 Restated £'000	Unaudited: 6 months to 31/08/05 £'000		Unaudited: 6 months to 31/08/05 R'000	Unaudited: 6 months to 31/08/04 Restated R'000
2 283	**3 519**	1. Depreciation for the period	**41 756**	27 054
8 244	**12 115**	2. Capital expenditure for the period	**143 754**	97 691
		3. Calculation of headline earnings		
190	**(1 740)**	Net (loss)/profit	**(19 889)**	2 645
138	**1 342**	Attributable exceptional items	**15 369**	1 648
–	**(1 090)**	Surplus on revaluation of investment properties after taxation and minority interest	**(12 934)**	–
(1 381)	**73**	Loss/(profit) on sale and scrapping of fixed assets after taxation and minority interest	**866**	(16 361)
(1 053)	**(1 415)**		**(16 588)**	(12 068)

Unaudited 28/02/05	Unaudited 31/08/05		Unaudited 31/08/05	Unaudited 28/02/05
347 330	**347 330**	4. Number of shares in issue ('000)	**347 330**	347 330
18,1	**17,7**	5. Net asset value per share (pence/cents)	**204,7**	202,5
		6. Investments		
13 681	**2 737**	Loans	**31 645**	152 693
2 032	**–**	7. Capital commitments	**–**	22 679
15 355	**14 719**	8. Contingent liabilities	**170 183**	171 377
29 906	**28 193**	9. Operating lease commitments	**325 967**	333 781

GROUP STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Unaudited: 6 months to 31/08/04 Restated £'000	Unaudited: 6 months to 31/08/05 £'000		Unaudited: 6 months to 31/08/05 R'000	Unaudited: 6 months to 31/08/04 Restated R'000
53 879	**63 030**	Balance at 1 March	**703 471**	665 562
–	**64**	Financial instrument adjustment on 1 March 2005 resulting from the application of hedge accounting	**714**	–
(16)	**–**	Exchange rate adjustments	**25 027**	(17 035)
169	**140**	Share-based payments	**1 661**	2 036
190	**(1 740)**	Attributable (loss)/profit for the period	**(19 889)**	2 645
54 222	**61 494**	Balance at 31 August	**710 984**	653 208

GROUP CASH FLOW STATEMENT

Unaudited: 6 months to 31/08/04 Restated £'000	Unaudited: 6 months to 31/08/05 £'000		Unaudited: 6 months to 31/08/05 R'000	Unaudited: 6 months to 31/08/04 Restated R'000
5 418	**(5 711)**	Cash flow from operations	**(58 427)**	56 876
(5 639)	**1 468**	Investment activities	**17 418**	(66 854)
(5 032)	**(9 674)**	Net acquisition of fixed assets	**(114 790)**	(59 616)
(607)	**11 142**	Other investment activities	**132 208**	(7 238)
(221)	**(4 243)**	Net cash flow	**(41 009)**	(9 978)
11 206	**4 194**	Financing activities	**50 675**	134 471
10 993	**–**	Proceeds from share issue of subsidiary	**–**	132 114
213	**4 194**	Net debt raised	**50 675**	2 357
10 985	**(49)**	Increase/(decrease) in cash and cash equivalents	**9 666**	124 493

ANALYSIS OF RESULTS

Unaudited: 6 months to 31/08/04 Restated £'000	Unaudited: 6 months to 31/08/05 £'000		Unaudited: 6 months to 31/08/05 R'000	Unaudited: 6 months to 31/08/04 Restated R'000
(1 210)	**(1 613)**	Attributable earnings of Instore plc	**(18 918)**	(13 933)
1 531	**891**	Earnings of Tradegro (UK) Ltd	**10 572**	18 142
7	**324**	Other Tradehold Ltd group companies	**3 826**	84
328	**(398)**	(Loss)/profit before exceptional items	**(4 520)**	4 293
(138)	**(1 342)**	Attributable exceptional items	**(15 369)**	(1 648)
190	**(1 740)**	Net (loss)/profit	**(19 889)**	2 645

TRADEHOLD